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                          NATIONAL PROPERTY INVESTORS 6
                        C/O NPI EQUITY INVESTMENTS, INC.
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602

                                  April 5, 2005

Dear Limited Partner:

         As you may be aware by now, MPF-NY 2005, LLC, Steven Gold, Moraga Gold, LLC, MacKenzie Patterson Special Fund 7, LLC, MPF Special Fund 8, LLC, MP Falcon Growth Fund 2, LLC, MP Value Fund 7, LLC, MPF Flagship 9, LLC, MPF Dewaay Premier 2, LLC, and MacKenzie Patterson Fuller, Inc. (collectively, the "MacKenzie Group"), initiated an unsolicited tender offer to buy units of limited partnership interest ("Units") in National Property Investors 6 (the "Partnership") on March 23, 2005.

         The Partnership, through its general partner, NPI Equity Investments, Inc., is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group's offer, because the general partner does not have a reliable indicator of the fair value of the Units. The Partnership has not recently conducted an analysis of the value of its Units, but the Partnership notes that the MacKenzie Group estimates the liquidation value of the Partnership to be $104.87 per Unit. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. THEREFORE, THE GENERAL PARTNER IS REMAINING NEUTRAL AND DOES NOT EXPRESS ANY OPINION WITH RESPECT TO THE MACKENZIE GROUP OFFER.

         However, we call your attention to the following considerations:

                  - The MacKenzie Group's offer to purchase estimates the liquidation value of the Partnership to be $104.87 per Unit. However, the MacKenzie Group is only offering $55.00 per Unit.

                  - The Partnership has recent appraisals of two of its properties, but the Partnership does not possess a recent appraisal for the third property. In appraisal reports dated March 26, 2004, an appraiser concluded that the market value of Place du Plantier, a 268-unit apartment complex located in Baton Rouge, Louisiana, was $9,300,000 as of March 16, 2004 and that the market value of Fairway View I Apartments, a 242-unit apartment complex located in Baton Rouge, Louisiana, was $8,700,000 "as is" as of March 16, 2004 and $8,800,000 "as stabilized" as of March 16, 2005. The lenders of the Partnership obtained these appraisals in connection with their contemplated refinancings, which the Partnership is no longer pursuing.

                  - The $55.00 per Unit offer price will be reduced by the amount of any distributions declared or made between March 23, 2005 and May 6, 2005, which may be further extended.

                  - Any increase in the MacKenzie Group's ownership of Units as a result of the MacKenzie Group's offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to object.


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                  -        The Partnership's term expires on December 31, 2006.
                           After the expiration of its term, the Partnership will liquidate its assets and distribute the resulting proceeds in accordance with its agreement of limited partnership. Unless the Partnership's term is extended, the first of any liquidating distributions could occur as soon as the first six months of 2007.

                  - AIMCO Properties, L.P. ("AIMCO Properties") and its affiliates, which collectively hold approximately 68.83% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group offer.

                  - The MacKenzie Group's offer is limited to 30,000 Units, according to the offer to purchase. However, the newspaper advertisement announcing the tender offer, as filed with the SEC, states that the offer is limited to 2,000 Units. If more Units are tendered in their offer than they will accept under the terms of their offer, the MacKenzie Group will accept the Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

                  - The MacKenzie Group's offer to purchase provides limited past sale price information with which to compare their offer price. The Partnership notes that The Direct Investments Spectrum reported a high and low sales price in 2003 of $121.12 per Unit and during the period from January 1, 2004 through January 31, 2005, a high sale price of $102.00 per Unit and a low sale price of $55.00 per Unit. In addition to the tender offer initiated by AIMCO Properties in November 2004 at a price per Unit of $47.27, AIMCO Properties also initiated a tender offer in November 2003 at a price per Unit of $48.52 and in May 2002 at a price per Unit of $73.00.

         Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity,
(iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership,
(v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.

         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION AND THE EFFECT OF ANY NEGATIVE CAPITAL ACCOUNTS.

         If you need further information about your options, please contact Martha Long at AIMCO Properties at (864) 239-1000. You can also contact The Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, and its toll free telephone number is (800) 217-9608. The facsimile number of The Altman Group, Inc. is (201) 460-0050.

                                         Sincerely,

                                         NPI Equity Investments, Inc.
                                         General Partner